August 26, 2009
VIA EDGAR
Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Citizens, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed on March 13, 2009 Schedule 14A Filed April 20, 2009 File No. 0-16509
Dear Mr. Rosenberg:
This letter is in response to your comment letter dated August 6, 2009, regarding the above-referenced filings of Citizens, Inc. (the “Company”). In connection to our response, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Our responses are in bold following the restatement of your questions, which are in italics.
Schedule 14A
Compensation Discussion & Analysis, page 13
1.
Please clarify what “slight variance in 2008” impacted your benchmarking against comparable companies. If any of the companies listed were not used for benchmarking purposes in fiscal year 2008, or other companies not listed here were used for that purpose, please state such and identify the companies. In addition, please explain why you choose not to include certain peer companies in your benchmarking analysis.

Mr. Jim Rosenberg
August 26, 2009

All of the companies used for benchmarking purposes were listed in the disclosures made and no other companies not listed were used for the stated purpose.
The comparable companies used for compensation benchmarking purposes changed from 2007 to 2008. The slight variance in 2008 references the removal of two previously comparable companies and their subsequent replacement by three peer companies as a part of the analysis. Specifically, in 2008, Financial Industries Corporation (“FIC”) and KMG America (“KMG”) were removed from the list of comparables and replaced by American Equity Investment Life Holding Company (“American Equity”), Kansas City Life Insurance Company (“KCL”) and Kentucky Investors, Inc. (“KII”). FIC was deleted due to the sale of its core life insurance company, which materially decreased its size and, consequently, it was no longer a relevant peer company. KMG was removed as a comparable company because it was acquired by a much larger insurance company that focuses primarily on health insurance and not life insurance, which is the core business of our Company. American Equity, KCL and KII were selected to the peer group of comparables based on their similarity of operations, comparable size and core businesses.
Form 10-K for the Fiscal Year Ended December 31, 2008 (the “Form 10-K”)
Item 1A-Risk Factors, page 9
“We are subject to extensive governmental regulation” page 14
2.
Please revise this risk factor to note the failure of two of your subsidiaries, SPFIC and ONLIC, to maintain a minimum risk-based capital ratio and the material effects, if any, of such failure on your financial condition and results of operations. To the extent applicable, you should draft your risk factors to include information specific to your circumstances.

On page 31 of the Form 10-K the Company made the following disclosure:
“The NAIC has established minimum capital requirements in the form of Risk-Based Capital (“RBC”). Risk-based capital factors the type of business written by an insurance company, the quality of its assets, and various other aspects of an insurance company’s business to develop a minimum level of capital called “Authorized Control Level Risk-based Capital” and compares this level to an adjusted statutory capital that includes capital and surplus as reported under statutory accounting principles, plus certain investment reserves. Should the ratio of adjusted statutory capital to control level risk-based capital fall below 200%, a series of actions by the affected company would begin. At December 31, 2008 and 2007, all of our insurance subsidiaries except ONLIC and SPFIC were above required minimum levels. The Company plans to contribute $1.0 million to both ONLIC and SPFIC to eliminate the RBC level of action. This plan is pending insurance department approval.”

Mr. Jim Rosenberg
August 26, 2009

In the first quarter of 2009, the Company made capital contributions to ONLIC and SPFIC in accordance with the Form 10-K disclosure. Consequently, the above wording will be revised in future fillings.
The Company views these circumstances as isolated events that did not impact the overall consolidated financial position or results of operations of the Company. Based on the staff’s comment, however, the Company intends in the future to cross reference Risk Factors substantially as follows:
“The capacity for an insurance company’s growth in premiums is partially a function of its required statutory surplus. Maintaining appropriate levels of statutory surplus, as measured by statutory accounting practices prescribed or permitted by a company’s state of domicile, is considered important by insurance regulatory authorities. Failure to maintain required levels of statutory surplus could result in increased regulatory scrutiny and enforcement action by regulatory authorities. Please see page             for additional disclosure regarding risk based capital levels for the Company’s insurance subsidiaries.”
Signature Page, page 83
3.
We note that Mr. Thomas F. Kopetic is also the company’s principal accounting officer; however, he has not signed the Form 10-K in this capacity. In the future, the Form 10-K should also be signed by the company’s controller or principal accounting officer. Any person who occupies more than one of the specified positions required to sign the Form 10-K should indicate each capacity in which he signs the report. See General Instruction D to Form 10-K.

Comment so noted, and we have addressed this issue beginning with our 10-Q for the quarter ended June 30, 2009.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Investments, page 27
4.
On page 24, you state that “Most of the municipal bonds we own are privately insured.” Please revise the Table showing the distribution of credit ratings (page 29) to disclose the amounts of securities in your investment portfolio that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Mr. Jim Rosenberg
August 26, 2009

The following table shows the carrying value of our investments by category and cash and cash equivalents, and the percentage of each to total cash, cash equivalents and invested assets. The changes to the table are noted in bold and italics. The Company intends to incorporate these changes into the Form 10-K for the year ending December 31, 2009.

	December 31, 2008
	Carrying	Percent
	Value	of Total
	(In thousands)
Fixed maturity securities:
U.S. Government-sponsored corporations and U.S. Government agencies (1)	$295,481	46.6%
Mortgage-backed (2)	51,907	8.2
Corporate	75,375	11.8
Municipal bonds (3)	58,105	9.2
Public utilities	4,153	0.7
Foreign governments	134	—

Total fixed maturity securities	485,155	76.5
Cash and cash equivalents	63,792	10.1
Short-term investments	2,250	0.4
Other investments:
Policy loans	28,955	4.6
Equity securities	43,000	6.8
Mortgage loans	339	0.1
Real estate and other long-term investments	9,553	1.5

Total cash, cash equivalents and investments	$633,044	100.0%

(1)	Includes U.S. Treasury securities of $14,419,000 and U.S. Government-sponsored corporations of $281,062,000.

(2)	Includes $46,371,000 of U.S. Government agencies and U.S. Government-sponsored corporations.

(3)	Includes $51,382,000 of securities guaranteed by third parties. See the table below for additional diclosure.

Mr. Jim Rosenberg
August 26, 2009

In addition, the following table sets forth the carrying value of the Company’s municipal bond holdings by Standard & Poor’s rating including and excluding third parties guarantees as of December 31, 2008. The Company intends to provide this format in its Form 10-K for the year ending December 31, 2009.

	December 31, 2008
	Carrying Value	Carrying Value
	with Third Party	without Third Party
	Guarantees	Guarantees
	(In thousands)

AAA	$15,016	2,568
AA	13,712	14,024
A	22,557	29,013
BBB	1,729	5,567
BB and other	5,091	6,933

Totals	$58,105	58,105

At December 31, 2008, the Company held concentrations of indirect exposure with third party guarantors totaling 34.5% and 20.0% in AMBAC Financial Group, Inc. (“AMBAC”) and MBIA, Inc. (“MBIA”). The Company has no direct exposure to AMBAC or MBIA.
Item 15. Exhibits, Financial Statement Schedules
Notes to the Consolidated Financial Statements
(3) Fair Value Measurements, page 59
5.
You state that your Level 2 securities are valued by independent pricing services or broker quotes. Please consider revising Management’s Discussion and Analysis to explain the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

a.	The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

b.	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

Mr. Jim Rosenberg
August 26, 2009

c.	Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

d.
The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Please see the Footnote 3, “Fair Value Measurements”, of the 2008 Form 10-K. In response to the comment, language substantially in the form below is expected to be included in the Company’s fair value disclosure in the footnotes to its Form 10-Q for the quarter ending September 30, 2009 and the Company will add a cross reference in the Management’s Discussion and Analysis section to the revised fair value footnote disclosure:
Valuation Related to Fair Value
Fixed maturity securities, available-for-sale: At December 31, 2008, the fixed maturities valued using an independent pricing source and unadjusted broker quotes totaled $470.1 million for Level 2 assets and comprised 89.0% of reported fair value. The valuations obtained from the brokers are non-binding. The valuations are reviewed and validated quarterly through random testing by comparisons to independent pricing models, other third party pricing services, and back tested to recent trades.
There were no material changes to the valuation methods or assumptions used to determine fair values, and no broker or third party prices were changed from the values received.
Equity securities, available-for-sale: Fair values of these securities are based upon quoted market price and are classified as Level 1 assets.
Cash and cash equivalents and Short-term investment: The carrying amounts for cash reflect the assets’ fair values. The fair values for cash equivalents and short-term investments are determined based on quoted market prices. These assets are classified as Level 1.

Mr. Jim Rosenberg
August 26, 2009

If you need any additional information, please do not hesitate to contact me at 512-837-7100.
Sincerely,
(s-Kay Osbourn)
Kay Osbourn
Vice President, Chief Financial Officer,
Principal Accounting Officer and Treasurer